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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                         ------------------------------

     In the Matter of:



     CENTERPOINT ENERGY, INC.      CERTIFICATE OF
     1111 Louisiana                 NOTIFICATION
     Houston, Texas  77002

     (70-10128)





                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         ------------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27692 (June 30, 2003)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries for the quarterly period ended March 31, 2005. Unless defined herein, capitalized terms have the meaning given them in the Application.

     1. The sales of any common stock or preferred securities by the Company or a Financing Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale.

         None.










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     2.  The total number of shares of the Company's common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

         323,612 shares were issued under the Investor's Choice Plan.

         1,215 shares of common stock were issued for the conversion of NorAm securities (702 shares relating to the conversion of 6-1/4% convertible preferred and 513 shares relating to the conversion of 6% convertible sub. debentures).

         318,731 stock options that had been granted previously under the Company's Long Term Incentive Plan were exercised.

         15,670 shares of time based restricted stock that had been granted under the Company's Long Term Incentive Plan vested.

         299,285 shares of performance based restricted stock that had been granted under the Company's Long Term Incentive Plan in 2001 vested.

     3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

         None.

     4. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

         See Exhibit A.

     5. The amount and terms of any long-term debt issued by the Company during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.










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         On March 7, 2005, CenterPoint replaced its $750 million revolving credit facility with a $1 billion five-year revolving credit facility. Borrowings may be made under the facility at the London interbank offered rate ("LIBOR") plus 100 basis points based on current credit ratings. An additional utilization fee of 12.5 basis points applies to borrowings any time more than 50% of the facility is utilized.

         On March 15, 2005, CenterPoint borrowed $416 million under its $1 billion five-year revolving credit facility. The Company used substantially all of the borrowing to make a federal income tax payment. After the borrowing on March 15, 2005, there was a total of $651 million outstanding under the Companys $1 billion credit facility.

         Except for borrowings under the revolving credit facility, no long-term debt was issued during the quarter.

         None of the Company's debt is classified as short-term debt.

     6. The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

         On March 7, 2005, CenterPoint Energy Houston Electric, LLC, a wholly owned subsidiary of the Company ("CEHE"), established a $200 million five-year revolving credit facility. Borrowings may be made under the facility at LIBOR plus 75 basis points based on CEHE's current credit rating. An additional utilization fee of 12.5 basis points applies to borrowings any time more than 50% of the facility is utilized.

         In addition, although no debt has been issued in this regard, CEHE also established on March 7, 2005 a $1.31 billion stand-by credit facility. Based on CEHE's current credit ratings, borrowings under the facility can be made at LIBOR plus 75 basis points. Changes in credit ratings would lower or raise the increment to LIBOR depending on whether ratings improved or were lowered. The $1.31 billion stand-by credit facility may be drawn only to repay CEHE's existing $1.31 billion term loan in the event that CEHE has not received sufficient proceeds from the issuance of transition bonds authorized by the Public Utility Commission of Texas to repay that term loan when it matures in November 2005.(1) Any drawings under the stand-by

--------------------
(1) On March 16, 2005, the Public Utility Commission of Texas issued its written financing order to CEHE. The financing order authorized the issuance of transition bonds under the terms of the Texas Electric Choice Plan so that the Company and CEHE could




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         credit facility will be converted into two-year term loans after the draw and will be secured by CEHE's general mortgage bonds.

         As of March 31, 2005, CenterPoint Energy Resources Corp. ("CERC") had a revolving credit facility that provided for an aggregate of $250 million in committed credit. The revolving credit facility terminates on March 23, 2007. Fully-drawn rates for borrowings under this facility, including the facility fee, are LIBOR plus 150 basis points based on current credit ratings and the applicable pricing grid. As of March 31, 2005, such credit facility was not utilized.

         No long-term debt was issued during the quarter.

         The Utility Subsidiaries did not have any short-term debt outstanding as of the end of the quarter.

     7. The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52 under the Public Utility Holding Company Act, as amended.

         None.

     8. The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto.

         None.

     9. The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter.

         The name, parent company and amount of equity in any intermediate subsidiaries has been previously disclosed.

--------------------
begin to recover a portion of the stranded costs and certain other amounts authorized under the Texas electric restructuring law. Appeals of the financing order were taken by several parties, and CEHE does not anticipate issuing transition bonds until those appeals are resolved.




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     10. The information required by a Certificate of Notification on Form
         U-6B-2.

         Not applicable.

     11. The amount and terms of any other securities issued under the authority sought herein during the quarter.

         None.

     12. Consolidated balance sheets for the Company and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

         See Exhibit B hereto. See also the Quarterly Report on Form 10-Q filed by the Company on May 9, 2005 (File No. 001-31447), the Quarterly Report on Form 10-Q filed by CenterPoint Energy Resources Corp. on May 11, 2005 (File No. 001-13265), and the Quarterly Report on Form 10-Q filed by CenterPoint Energy Houston Electric, LLC on May 11, 2005 (File No. 001-03187), all of which are incorporated herein by reference.

     13. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of the Company on a consolidated basis and of each Utility Subsidiary.

         See Exhibit C hereto.

     14. A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

         See Exhibit D hereto.

     15. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

         See Exhibit E hereto.





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     16. As to each financing subsidiary, (a) the name of the subsidiary; (b)
         the value of the Company's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company; (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.

         See Exhibit F hereto. The Company and its subsidiaries may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described in the Order. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent. Applicants anticipate that the Financing Subsidiaries will be wholly-owned indirect subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. Such financing subsidiaries shall be organized only if, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

     17. A confidential exhibit updating CenterPoint's financial projections and assumptions through 2006.

         See Exhibit G hereto.

     18. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

         None.






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     19. A report of service transactions among the Company (or any other system service provider) and the Utility Subsidiaries containing the following information (a) a narrative description of the services rendered; (b) disclosure of the dollar amount of services rendered in (a) above according to category or department; (c) identification of companies rendering services described in (a) above and recipient companies, including disclosure of the allocation of services costs; and (d) disclosure of the number of the CenterPoint system employees engaged in rendering services to other CenterPoint system companies on an annual basis, stated as an absolute and as a percentage of total employees.

         See Exhibit H hereto.



















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   All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.



    CENTERPOINT ENERGY, INC.

    By: /s/ Rufus S. Scott
        ----------------------------------
        Rufus S. Scott
        Vice President, Deputy General Counsel and Assistant Corporate Secretary


Dated: May 31, 2005




















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Exhibits
--------

Exhibit       Description


Exhibit A     CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp.
              Guaranties Issued or Amended During First Quarter 2005 (filed in connection herewith with a request for confidential treatment)

Exhibit B     Consolidated Balance Sheets for CenterPoint Energy, Inc. and
              Subsidiaries, CenterPoint Energy Houston Electric, LLC and
              Subsidiaries, and CenterPoint Energy Resources Corp. and
              Subsidiaries (as of March 31, 2005)

Exhibit C     Capital Structure Chart of CenterPoint Energy, Inc., CenterPoint
              Energy Houston Electric, LLC, and CenterPoint Energy Resources
              Corp. as of March 31, 2005

Exhibit D     Retained Earnings Analysis of CenterPoint Energy, Inc.,
              CenterPoint Energy Houston Electric, LLC, and CenterPoint Energy
              Resources Corp.

Exhibit E     Money Pool Participants and Outstanding Borrowings as of March
              31, 2005

Exhibit F     CenterPoint Energy, Inc. Investments in Financing Subsidiaries
              as of March 31, 2005

Exhibit G     CenterPoint Consolidated Financials (forecasts through 2009)
              (filed in connection herewith with a request for confidential treatment)

Exhibit H     Information on Service Transactions between CenterPoint Energy
              Service Company, LLC and Utility Subsidiaries (Corporate Services,
              Support Services and Information Technology Services) (filed in connection herewith with a request for confidential treatment)




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